

Mail Stop 0407

February 20, 2007

VIA U.S. MAIL AND FAX (713) 525-5267
Mr. Eric Tanzberger
Senior Vice President and Chief Financial Officer
Service Corporation International
1929 Allen Parkway
Houston, TX 77019

> **RE:** **Service Corporation International**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Filed March 6, 2006**
>
> **File No. 1-6402**

Dear Mr. Tanzberger:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

/s/ Kyle Moffatt for

Larry Spirgel
Assistant Director